

September 27, 2022

Richard Konzmann
Executive Vice President, Chief Financial Officer and Treasurer
Arlington Asset Investment Corp.
6862 Elm Street, Suite 320
McLean, VA 22101

>   **Re: Arlington Asset Investment Corp.**
>   **Form 10-K for the year ended December 31, 2021**
>   **Filed March 10, 2022**
>   **File No. 001-34374**

Dear Richard Konzmann:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction